EXHIBIT B
SEPARATELY FILING GROUP MEMBERS
Due to the terms of the Stockholders Agreement, the Reporting Persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), comprised of the Reporting Persons and the following persons (the "Separately Filing Group Members"):
WD Thunder CV Ultimate GP LLC
WD Thunder CV GP, LP
WD Thunder CV IND LP
WD Thunder CV Parallel LP
WD Thunder CV LP
WDE Flogistix Aggregate, LLC
It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Gs pursuant to Rule 13d-1(k)(2) under the Exchange Act addressing their respective statuses as members of a "group" within the Reporting Persons. In no event shall the beneficial ownership of shares of Class A Common Stock by any of the Reporting Persons hereto be counted towards the beneficial ownership of shares of Class A Common Stock of the Separately Filing Group Members, solely as a result of such parties being in the same "group" (as defined in the Exchange Act). The Reporting Persons do not assume responsibility for the information contained in the Schedule 13Gs filed by the Separately Filing Group Members, except to the extent such information has been provided by the Reporting Persons. Based on information provided by the Separately Filing Group Members, the Reporting Persons believe that they and the Separately Filing Group Members together as a "group" may be deemed to collectively beneficially own in the aggregate 52,457,001 shares of Class A Common Stock, or 71.9% of the shares of Class A Common Stock outstanding, as of the date of this Schedule 13G. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by the Separately Filing Group Members.